July 19, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amy Geddes

Joel Parker

Brian Fetterolf

Erin Jaskot

Re:	Comment Letter dated July 18, 2023

Almacenes Éxito S.A.

Registration Statement on Form 20-F

Filed July 3, 2023

File No. 001-41736

Ladies and Gentlemen:

Almacenes Éxito S.A. (the “Company”) is submitting this letter in response to the comment letter dated July 18, 2023 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form 20-F, filed with the Commission on July 3, 2023 (the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 includes revised disclosure in response to the Staff’s comment, as noted herein.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following the paragraph number, is a reproduction of the comment included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comment) correspond to the page numbers and captions in Amendment No. 1. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Registration Statement on Form 20-F filed July 3, 2023

D. Risk Factors, page 9

1.	We note your disclosure on page 161 that the deposit agreement contains a jury trial waiver that is applicable to any claim under the U.S. federal securities laws, and that ADR holders and beneficial owners of ADSs are limited to bringing claims, including claims under the Securities Act in the United States District Court for the Southern District of New York except for certain subject matter and savings clause carveouts. Please disclose whether the exclusive forum provision applies to claims arising under the Exchange Act. Include a risk factor that highlights the risks associated with these provisions and other impacts on ADR holders, which may include increased costs to bring a claim and that these provisions may discourage claims or limit the ability to bring a claim in a judicial forum that they find favorable. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Address in your risk factor that there is uncertainty as to whether a court would enforce such provision.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 32 and 161 of the Registration Statement in response.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Ivonne Windmueller Palacio
Ivonne Windmueller Palacio
Chief Financial Officer
Almacenes Éxito S.A.

cc:	Carlos Mario Giraldo Moreno, Chief Executive Officer

Almacenes Éxito S.A.

John Vetterli, Esq.

Karen Katri, Esq.

White & Case LLP